Avado Brands, Inc.
                              Hancock at Washington
                             Madison, GA 30650-1304
                         706-342-2442 / F 706-342-4057

                                                                  August 2, 1999


VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         Re:      Avado Brands, Inc.
                  Withdrawal of Registration Statement on Form S-3 (File No. 333-37345) filed on October 7, 1997

Dear Sir or Madam:

         Avado Brands, Inc. (the "Company") formerly known as Apple South, Inc., hereby applies under Rule 477 for the withdrawal of its above-referenced Registration Statement on Form S-3 filed on October 7, 1997, with respect to the registration of 357,600 Shares of its Common Stock. The Registration Statement was filed pursuant to a requirement in an agreement made by the Company. The requirement to keep such Registration Statement open has lapsed. Therefore, the Company wishes to withdraw the Registration Statement because the need for it no longer exists.

         Please direct any questions to our counsel, Larry D. Ledbetter of Kilpatrick Stockton LLP, at (404) 815-6175.


                                               Respectfully yours,



                                                /s/ Louis Profumo
                                                Louis J. Profumo
                                                Senior Vice President of Finance
                                                    and Chief Accounting Officer